SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on November 29, 2012.

1.            Date, time and venue:  On November 29, 2012, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase – Stock Option Program. In view of the exercise, by certain Beneficiaries, of some stock options that became exercisable in 2011 and 2012, as well as of other stock options granted in previous years, all of which are exercisable pursuant to the Company’s Stock Option Programs approved by this Board of Directors, to approve and ratify, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase in the total amount of R$10,387,150.12, upon issuance of 738,116 new preferred shares at the average issuance price of R$13.119338 per share and 66,186 common shares at the average issuance price of R$10.629998 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan.  Thus, the Company’s capital stock shall increase from R$12,176,961,789.32 to R$12,187,348,939.44, divided into 3,127,558,849 shares, of which 1,755,465,581 are common shares and 1,372,093,268 are preferred shares, without par value.  As of today, the newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, November 29, 2012.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

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/s/ Marcel Herrmann Telles	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Vicente Falconi Campos

/s/ Paulo Alberto Lemann	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer